Shanda Games Reports Third Quarter 2011 Unaudited Results
-Net Revenues Increased 23.4% YoY to a Record High of US$212.9 Million
-Net Income Attributable to Ordinary Shareholders Increased 18.5% YoY to US$53.9 Million
-GAAP Diluted Earnings per ADS US$0.19, Non-GAAP Diluted Earnings per ADS US$0.22
Shanghai, China—November 17, 2011—Shanda Games Limited (“Shanda Games” or the “Company”) (NASDAQ: GAME), a leading online game developer, operator and publisher in China, today announced its unaudited consolidated financial results for the third quarter ended September 30, 2011.
Non-GAAP Financial Highlights
•	Net revenues were RMB1,352.8 million (US$212.9 million), up 23.4% YoY and 2.4% QoQ.

•	Operating income was RMB433.1 million (US$68.2 million), up 20.9% YoY and down 0.9% QoQ.

•	Net income attributable to ordinary shareholders was RMB403.5 million (US$63.5 million), up 20.9% YoY and 9.0% QoQ.

•	Earnings per diluted ADS were RMB1.42 (US$0.22), compared with RMB1.18 in Q3 2010 and RMB1.30 in Q2 2011.
GAAP Financial Highlights

•	Net revenues were RMB1,352.8 million (US$212.9 million), up 23.4% YoY and 2.4% QoQ.
•	Online game revenues generated in China were RMB1,280.7 million (US$201.5 million), up 22.2% YoY and 2.7% QoQ.

•	Other revenues were RMB72.1 million (US$11.4 million), up 49.3% YoY and down 1.4% QoQ.
•	Operating income was RMB361.4 million (US$56.9 million), up 18.0% YoY and remained essentially flat QoQ.

•	Net income attributable to ordinary shareholders was RMB342.6 million (US$53.9 million), up 18.5% YoY and 12.3% QoQ.

•	Earnings per diluted ADS were RMB1.20 (US$0.19), compared with RMB1.02 in Q3 2010 and RMB1.08 in Q2 2011.
Operating Highlights
•	Average Monthly Active Users (average MAUs) for all games operated in China were 21.0 million in Q3 2011, compared with 24.0 million in Q2 2011.

•	Average Monthly Paying Users (average MPUs) for all games operated in China were 4.6 million in Q3 2011, compared with 4.4 million in Q2 2011.

•	Monthly Average Revenue per Paying User (ARPU) for all games operated in China was RMB91.9 in Q3 2011, compared with RMB94.6 in Q2 2011.
Note:

1.
Starting from the third quarter of 2011, the Company will combine its net revenues from MMORPGs and advanced casual games into one segment as it believes that the Company’s advanced casual games are quite different from the casual games that are available on social networking sites and instead share many common features with our MMORPG titles.

“During the third quarter of 2011, we delivered financial results that were in line with our expectations,” said Mr. Alan Tan, Chairman and CEO of Shanda Games. “Our fourth consecutive quarter of growth shows that we are headed in the right direction as our strategic investments that have been directed towards delivering strong titles, an exciting pipeline of games, a revolutionary platform and expansion overseas are beginning to pay off. Our successful transition continues to build on the effective implementation of our strategy and we are excited about both our progress and our prospects.”
“We continued our efforts to increase revenue contribution from new games with the introduction of Mir III in late October. The game has already received strong user feedback so far and follows the successful launch of Legend of Immortals in May. These launches underpin our initiatives to diversify our game portfolio, and demonstrate our ability to deliver the innovation and creativity that our users demand. In addition to developing content that we believe will have breakthrough appeal and a long-term following, we continue to focus on revamping our proven franchises by investing in other innovations.”
“Looking ahead, we remain intent on investing in the innovation and creativity that have already propelled us to the forefront of the global online game industry. As excited as we are by the success of our All-Star strategy’s performance to date, it will take time before we see its true potential. In the meantime, we will use the momentum to leverage our strong and diversified portfolio as we expand into mobile game genres and launch new technologies that provide ease of access to MMORPGS through micro-clients and browsers in both China and abroad. We believe we are well positioned for future growth and the opportunities ahead as we pursue, innovate and create the very best online games in the market.”
Non-GAAP Quarterly Results
(in millions, except for per share data)

	Q3 2010	Q2 2011	Q3 2011
	(RMB)	(RMB)	(RMB)	(US$)	QoQ
Net Revenues	1,096.3	1,320.5	1,352.8	212.9	2.4%
Gross Profit	668.6	830.2	859.3	135.2	3.5%
Operating Income	358.1	437.2	433.1	68.2	-0.9%
Government Financial Incentives	52.0	10.4	43.6	6.9	319.2%
Net Income Attributable to Ordinary Shareholders	333.8	370.3	403.5	63.5	9.0%
Earnings Per Diluted ADS	1.18	1.30	1.42	0.22
Non-GAAP results exclude share-based compensation, amortization of acquisition-related intangible assets and the related income tax effects.

GAAP Quarterly Results
(in millions, except for per share data)

	Q3 2010	Q2 2011	Q3 2011
	(RMB)	(RMB)	(RMB)	(US$)	QoQ
Net Revenues	1,096.3	1,320.5	1,352.8	212.9	2.4%
Gross Profit	646.9	800.7	829.8	130.6	3.6%
Operating Income	306.2	361.5	361.4	56.9	0.0%
Government Financial Incentives	52.0	10.4	43.6	6.9	319.2%
Net Income Attributable to Ordinary Shareholders	289.0	305.2	342.6	53.9	12.3%
Earnings Per Diluted ADS	1.02	1.08	1.20	0.19
Operating Statistics

	Q4 2010	Q1 2011	Q2 2011	Q3 2011
MAU (in millions)	21.6	20.3	24.0	21.0
MPU (in millions)	4.6	4.6	4.4	4.6
ARPU (RMB)	80.5	85.2	94.6	91.9
Third Quarter 2011 Unaudited Financial Results (GAAP)
Net Revenues. In the third quarter of 2011, Shanda Games reported net revenues of RMB1,352.8 million (US$212.9 million), representing an increase of 23.4% from RMB1,096.3 million in the third quarter of 2010 and an increase of 2.4% from RMB1,320.5 million in the second quarter of 2011. Online game revenues generated in China and other revenues accounted for 94.7% and 5.3% of total net revenues, respectively.
Net revenues from online games generated in China were RMB1,280.7 million (US$201.5 million), representing an increase of 22.2% from RMB1,048.0 million in the third quarter of 2010 and 2.7% from RMB1,247.4 million in the second quarter of 2011. The quarter-over-quarter increase was primarily due to the strong performance of expansion packs released for Mir II and the first full quarter of revenue contribution from Legend of Immortals which was launched in mid-May 2011. This was partially offset by a decline in revenue from Dragon Nest due to a delay in the release of expansion pack from July to late-September 2011. The Company expects Dragon Nest’s revenue to grow in the fourth quarter of 2011.
Average MAUs for all the games operated in China were 21.0 million, compared with 24.0 million in the second quarter of 2011. The quarter-over-quarter decrease was primarily due to the initial peak of excitement wearing off Legend of Immortals as the game population evened out. The delay of Dragon Nest’s July expansion pack to September 2011 also contributed to this decline.
Average MPUs for all the games operated in China were 4.6 million, compared with 4.4 million in the second quarter of 2011. The sequential increase was mainly due to the release of significant content updates for certain major games during the third quarter of 2011.

Monthly ARPU for all the games operated in China was RMB91.9, compared with RMB94.6 in the second quarter of 2011.
Other revenues, which primarily represent net overseas revenues generated from game licensing, game operations, and advertising, were RMB72.1 million (US$11.4 million) in the third quarter of 2011, compared with RMB48.3 million in the third quarter of 2010 and RMB73.1 million in the second quarter of 2011.
Cost of Revenues. Cost of revenues for the third quarter of 2011 was RMB523.0 million (US$82.3 million), an increase of 16.4% from RMB449.4 million in the third quarter of 2010 and 0.6% from RMB519.8 million in the second quarter of 2011. The quarter-over-quarter increase in the cost of revenues was mainly attributable to an increase in platform fees paid to Shanda Online which are calculated based upon the Company’s revenues. Cost of revenues represented 38.7% of net revenues, compared with 41.0% in the third quarter of 2010 and 39.4% in the second quarter of 2011.
Gross Profit. Gross profit for the third quarter of 2011 was RMB829.8 million (US$130.6 million), representing an increase of 28.3% from RMB646.9 million in the third quarter of 2010 and 3.6% from RMB800.7 million in the second quarter of 2011. Gross margin was 61.3% in the third quarter of 2011, compared with 59.0% in the third quarter of 2010 and 60.6% in the second quarter of 2011.
Operating Expenses. Total operating expenses for the third quarter of 2011 were RMB468.4 million (US$73.7 million), compared with RMB340.7 million in the third quarter of 2010 and RMB439.2 million in the second quarter of 2011. Operating expenses represented 34.6% of net revenues, compared with 31.1% in the third quarter of 2010 and 33.3% in the second quarter of 2011.
Product development expenses increased 59.5% year-over-year and 14.7% quarter-over-quarter to RMB185.7 million (US$29.2 million) in the third quarter of 2011. The sequential increase in product development expenses was primarily due to an impairment charge related to licensing fees paid for games that the Company has not yet launched and whose commercial viability is deemed to have diminished in the current market environment and an increase in R&D headcount during the third quarter of 2011. Product development expenses represented 13.7% of net revenues, compared with 10.6% in the third quarter of 2010 and 12.3% in the second quarter of 2011.
Sales and marketing expenses increased 18.2% year-over-year and 1.3% quarter-over-quarter to RMB162.5 million (US$25.6 million) in the third quarter of 2011. Sales and marketing expenses represented 12.0% of net revenues, compared with 12.5% in the third quarter of 2010 and 12.1% in the second quarter of 2011.
General and administrative expenses increased 38.5% year-over-year and 2.8% quarter-over-quarter to RMB120.2 million (US$18.9 million) in the third quarter of 2011. The sequential increase in general and administrative expenses was primarily due to an increase in business taxes paid due to inter-company transactions as a result of an increase of revenues in the PRC as well as an increase in general and administrative headcount the third quarter of 2011. General and administrative expenses accounted for 8.9% of net revenues, compared with 7.9% in the third quarter of 2010 and 8.9% in the second quarter of 2011.

Share-based compensation was RMB30.4 million (US$4.8 million) in the third quarter of 2011, compared with RMB23.2 million in the third quarter of 2010 and RMB34.0 million in the second quarter of 2011.
Operating Income. Operating income for the third quarter of 2011 was RMB361.4 million (US$56.9 million), an increase of 18.0% from RMB306.2 million in the third quarter of 2010 and was essentially flat quarter-over-quarter compared with RMB361.5 million in the second quarter of 2011. Operating margin was 26.7% in the third quarter of 2011, compared with 27.9% in the third quarter of 2010 and 27.4% in the second quarter of 2011.
Government Financial Incentives. Government financial incentives totaled RMB43.6 million (US$6.9 million) in the third quarter of 2011, compared with RMB52.0 million in the third quarter of 2010 and RMB10.4 million in the second quarter of 2011. The Company’s receipt of government financial incentives is subject to time lags and inconsistent government administrative practices relating to the timing of payments.
Income Tax Expense. Income tax expense for the third quarter of 2011 was RMB94.2 million (US$14.8 million), compared with RMB75.9 million in the third quarter of 2010 and RMB80.3 million in the second quarter of 2011. The sequential increase in income tax expense was primarily due to an increase of profit before tax in the third quarter of 2011.
Net Income Attributable to Ordinary Shareholders. Net income for the third quarter of 2011 was RMB342.6 million (US$53.9 million), an increase of 18.5% from RMB289.0 million in the third quarter of 2010 and 12.3% from RMB305.2 million in the second quarter of 2011. Earnings per diluted ADS in the third quarter of 2011 were RMB1.20 (US$0.19), compared with RMB1.02 in the third quarter of 2010 and RMB1.08 in the second quarter of 2011.
Net Cash. In the third quarter of 2011 the Company generated RMB400.5 million (US$63.0 million) in cash flows from operating activities. The Company’s cash and cash equivalent, short-term investments, restricted cash and time deposits, net of loans, increased from RMB3,517.2 million as of June 30, 2011 to RMB3,710.4 million (US$583.9 million) as of September 30, 2011.
Nine Months 2011 Unaudited Financial Results
Net Revenues. Net revenues for the first nine months of 2011 totaled RMB3,925.9 million (US$617.8 million), representing an increase of 17.1% from RMB3,352.2 million in the first nine months of 2010.
Gross Profit. Gross profit for the first nine months of 2011 was RMB2,391.7 million (US$376.4 million), an increase of 21.6% from RMB1,966.5 million in the first nine months of 2010. Gross margin was 60.9%, compared with 58.7% in the first nine months of 2010.

Operating Income. Operating income for the first nine months of 2011 was RMB1,073.1 million (US$168.9 million), an increase of 6.5% from RMB1,007.9 million in the first nine months of 2010. Operating margin was 27.3%, compared with 30.1% in the first nine months of 2010.
Non-GAAP Operating Income. Non-GAAP operating income for the first nine months of 2011 was RMB1,285.8 million (US$202.3 million), an increase of 10.7% from RMB1,161.8 million in the first nine months of 2010. Non-GAAP operating margin was 32.8%, compared with 34.7% in the first nine months of 2010.
Net Income Attributable to Ordinary Shareholders. Net income for the first nine months of 2011 was RMB960.6 million (US$151.2 million), an increase of 4.2% from RMB922.2 million in the first nine months of 2010. Net margin was 24.5%, compared with 27.5% in the first nine months of 2010. Earnings per diluted ADS were RMB3.38 (US$0.54), compared with RMB3.22 in the first nine months of 2010.
Non-GAAP Net Income Attributable to Ordinary Shareholders. Non-GAAP net income for the first nine months of 2011 was RMB1,142.0 million (US$179.7 million), an increase of 8.0% from RMB1,057.6 million in the first nine months 2010. Non-GAAP net margin was 29.1%, compared with 31.5% in the first nine months of 2010. Non-GAAP earnings per diluted ADS were RMB4.02 (US$0.64), compared with RMB3.70 in the first nine months of 2010.
Net Cash. In the first nine months of 2011 the Company generated RMB984.0 million (US$154.8 million) in cash flows from operating activities. The Company’s cash and cash equivalent, short-term investments, restricted cash and time deposits, net of loans, increased from RMB2,979.4 million as of December 31, 2010 to RMB3,710.4 million (US$583.9 million) as of September 30, 2011.
Recent Business Highlights
On September 1, Vector Inc. began open-beta testing for Shanda Games’ 3D fantasy MMORPG Hades Realm II in Japan.
On September 9, Gameon began open-beta testing for Shanda Games’ 3D fantasy MMORPG Luvinia Online in the U.S.
On October 28, Shanda Games received “Innovative Online Gaming Award” and “Achievement for Outstanding Digital Content Award” at the China International Digital Content Exposition in Beijing.
On October 30, Shanda Games began open-beta testing for its 2D fantasy MMORPG Mir III in China.
On November 10, Shanda Games began open-beta testing for its 2D fantasy MMORPG Two Kingdoms (also known as “Jue Zhan Shuang Cheng”) in China.

On November 10, World Zero received “Best 3D Art Design Award” at 2011 China Game Developers Award (CGDA) conference in Beijing. World Zero is an in-house developed 3D MMORPG platform which offers tool kits that allow users to build their own virtual worlds in the game.
Share Repurchase
On March 1, 2010, the Company’s Board of Directors approved a share repurchase program under which the Company is authorized to repurchase up to $150 million worth of its outstanding ADSs during the next twenty four (24) months. As of November 17, 2011, the Company has repurchased approximately 12.2 million ADSs for an aggregate consideration of US$67.0 million.
Conference Call and Webcast Notice
Shanda Games will host a conference call at 9:00 a.m. on November 18, 2011 Beijing/Hong Kong time (8:00 p.m. on November 17, 2011 Eastern Time), to discuss its third quarter results.
Dial-in details for the live conference call are as follows:
U.S. Toll Free: 1866-519-4004
Mainland China Toll Free (for mobile users): 400-620-8038
Mainland China Toll Free (for fixed line users): 800-819-0121
Hong Kong Toll Free: 800-930-346
U.K. Toll Free: 0808-234-6646
International Toll: +65-6723-9381
Passcode: 26588230
A replay of the conference call will be available from 12:00 pm (Beijing/Hong Kong time) on November 18, 2011 for 7 days.
U.S. Toll Free: 1866-214-5335
International Toll: +61-2-8235-5000
Passcode: 26588230
A live and archived webcast of the conference call will also be available on Shanda Games’ investor relations website at http://ir.shandagames.com/.
Currency Convenience Translation
The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into U.S. dollars is based on RMB6.3549 to US$1.00 as published by the People’s Bank of China on September 30, 2011. The Company makes no representation that the Renminbi or US dollar amounts referred to in this release could have been, or could be, converted into US dollars at such rate or at all. The percentages stated are calculated based on the RMB amounts.

Note to the Financial Information
The unaudited financial information disclosed above is preliminary and subject to adjustments. Adjustments to these preliminary financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.
Non-GAAP Financial Measures
In addition to disclosing financial results in accordance with United States (U.S.) generally accepted accounting principles (GAAP), this earnings release contains non-GAAP financial numbers including non-GAAP gross profit, non-GAAP operating income, non-GAAP net income and non-GAAP per share data.
The non-GAAP financial measures disclosed by the Company exclude share-based compensation, amortization of acquisition-related intangible assets and the related income tax effects. These non-GAAP measures are not in accordance with, or an alternative for, measures prepared in accordance with generally accepted accounting principles and may be different from non-GAAP measures used by other companies. In addition, these non-GAAP measures are not based on any comprehensive set of accounting rules or principles. Shanda Games believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with Shanda Games’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures.
Shanda Games believes that the presentation of non-GAAP financial measures when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations. Shanda Games’ management also believes that the non-GAAP financial measures are appropriate for period to period comparisons in the Company’s budget, planning and evaluation processes. From time to time in the future, there may be other items that Shanda Games may exclude in reviewing its financial results.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the long-term growth of the Company; the shift in the Company’s revenues to new games; the growth potential of the Company’s recently launched titles including but not limited to Dragon Nest, Legend of Immortals, and Mir III; the introduction and potential success of new game titles; the expansion into global market; and the expansion into advanced social games and social mobile games and the future benefits brought by these games, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risk that there are delays in the launch of, or the Company is unable to launch, the games the Company intends to release; such games and any related expansion packs are not well received by users in China; the games fail to meet the expectations of end users; the games that the Company has licensed to partners globally are not well received by end users in these countries; the Company fails to execute its “Triple-A” strategy and the Company fails to deliver long-term growth, as well as the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Games
Shanda Games Limited (Nasdaq: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online role-playing games (MMORPGs) and advanced casual games in China, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda, please visit http://www.shandagames.com.
Contact
For Investors:
Ellen Chiu, Investor Relations Director
Maggie Zhou, Investor Relations Manager
Shanda Games Limited
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@ShandaGames.com
Christian Arnell
Christensen
Phone: +86-10-5826-4939 (China)
Email: carnell@ChristensenIR.com
Linda Bergkamp
Christensen
Phone: +1-480-614-3004 (U.S.A.)
Email: lbergkamp@ChristensenIR.com
For Media:
Pamela Leung
Fleishman-Hillard
Phone: +852-2530-2675
Email: Pamela.Leung@fleishman.com

SHANDA GAMES LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in millions, except for share and per share data)

	As of December 31,	As of June 30,	As of September 30,
	2010	2011	2011
	RMB	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	1,571.8	1,852.3	1,388.1	218.4
Restricted cash	5.4	3.1	337.5	53.1
Short-term investments	597.6	1,908.2	2,025.3	318.6
Marketable securities	5.4	6.0	4.0	0.6
Accounts receivable, net of allowance for doubtful accounts	48.4	50.5	51.8	8.2
Accounts receivable due from related parties	389.9	368.3	338.7	53.3
Deferred licensing fees and related costs	44.5	42.4	27.8	4.4
Prepayments and other current assets	132.7	151.6	180.4	28.4
Other receivables due from related parties [1]	531.9	627.8	939.6	147.9
Deferred tax assets	66.9	81.4	73.7	11.6

Total current assets	3,394.5	5,091.6	5,366.9	844.5

Time deposit with maturity over one year	1,215.2	137.1	—	—
Investment in affiliated companies	31.5	27.9	30.6	4.8
Property and equipment	195.4	243.7	244.4	38.5
Intangible assets	1,269.7	1,106.6	1,045.5	164.5
Goodwill	486.9	492.1	492.1	77.4
Long-term deposits	62.4	52.0	46.8	7.4
Other long term assets	104.4	356.1	339.2	53.4
Non-current deferred tax assets	19.6	19.0	21.1	3.3

Total assets	6,779.6	7,526.1	7,586.6	1,193.8

LIABILITIES
Current liabilities:
Short-term borrowings	—	527.7	843.7	132.8
Accounts payable	64.6	68.0	44.5	7.0
Accounts payable due to related parties	65.3	69.5	85.8	13.5
Licensing fees payable	246.0	170.0	156.8	24.7
Taxes payable	146.4	157.8	173.2	27.3
Deferred revenue	233.7	247.3	171.0	26.9
Other payables and accruals	366.1	353.0	361.0	56.8

	As of December 31,	As of June 30,	As of September 30,
	2010	2011	2011
	RMB	RMB	RMB	US$
Other payables due to related parties [2]	950.7	486.1	126.9	19.9
Deferred tax liabilities	69.7	44.2	27.0	4.2

Total current liabilities	2,142.5	2,123.6	1,989.9	313.1

Long-term liabilities	30.9	58.8	59.1	9.3
Non-current deferred tax liabilities	297.2	281.6	271.6	42.8
Non-current deferred revenue	50.2	52.4	42.6	6.7

Total liabilities	2,520.8	2,516.4	2,363.2	371.9

Redeemable non-controlling interests	—	14.0	14.0	2.2

SHAREHOLDERS’ EQUITY

Ordinary shares outstanding	567,389,254	569,643,206	566,655,822	566,655,822
ADS equivalent outstanding	283,694,627	284,821,603	283,327,911	283,327,911

Ordinary shares	41.4	41.5	41.3	6.5
Additional paid-in capital	1,419.7	1,516.3	1,552.7	244.3
Statutory reserves	141.6	146.8	146.8	23.1
Accumulated other comprehensive loss	(40.8)	(12.5)	(66.7)	(10.4)
Retained earnings	2,458.1	3,038.9	3,289.6	517.6

Total Shanda Games Limited shareholders’ equity	4,020.0	4,731.0	4,963.7	781.1
Non-controlling interests	238.8	264.7	245.7	38.6

Total shareholders’ equity	4,258.8	4,995.7	5,209.4	819.7

Total liabilities and shareholders’ equity	6,779.6	7,526.1	7,586.6	1,193.8

Note:

1.
The balance of “other receivables due from related parties” as of September 30, 2011 mainly represented the outstanding RMB loans we lent to companies under common control by our parent company Shanda Interactive Entertainment Limited. The aggregate amount of these loans was RMB905.8 million (US$142.5 million), with interest rates ranging from 5.68% to 6.71%. The interest receivable related to these loans amounted to RMB 18.2 million (US$2.9 million).

2.
The balance of “other payables due to related parties” as of September 30, 2011 mainly represented the outstanding US$ loans we obtained from companies under common control by our parent company Shanda Interactive Entertainment Limited. The aggregate amount of these loans was RMB109.3 million (US$17.2 million), with interest rates ranging from 0.60% to 1.37%. The interest payable related to these loans amounted to RMB 0.5 million (US$0.1 million).

SHANDA GAMES LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except for share and per share data)

	For the three months period ended,
	September 30,	June 30,
	2010	2011	September 30, 2011
	RMB	RMB	RMB	US$
Net revenues:
Online game revenues generated in China	1,048.0	1,247.4	1,280.7	201.5
Other revenues	48.3	73.1	72.1	11.4

Total net revenues	1,096.3	1,320.5	1,352.8	212.9

Cost of revenues	(449.4)	(519.8)	(523.0)	(82.3)

Gross profit	646.9	800.7	829.8	130.6

Operating expenses:
Product development	(116.4)	(161.9)	(185.7)	(29.2)
Sales and marketing	(137.5)	(160.4)	(162.5)	(25.6)
General and administrative	(86.8)	(116.9)	(120.2)	(18.9)

Total operating expenses	(340.7)	(439.2)	(468.4)	(73.7)

Income from operations	306.2	361.5	361.4	56.9
Interest income	18.3	29.9	41.5	6.5
Government financial incentives	52.0	10.4	43.6	6.9
Other expense, net	(4.0)	(12.6)	(2.2)	(0.4)

Income before income tax expenses, equity in affiliated companies, and minority interests	372.5	389.2	444.3	69.9

Income tax expenses	(75.9)	(80.3)	(94.2)	(14.8)
Equity in income (loss) of affiliated companies	(0.8)	1.4	(2.9)	(0.5)

Net income	295.8	310.3	347.2	54.6
Less: Net income attributable to non-controlling interests	(6.8)	(5.1)	(4.6)	(0.7)

Net income attributable to ordinary shareholders	289.0	305.2	342.6	53.9

Earnings per ordinary share
Basic	0.51	0.54	0.60	0.09
Diluted	0.51	0.54	0.60	0.09

	For the three months period ended,
	September 30,	June 30,
	2010	2011	September 30, 2011
	RMB	RMB	RMB	US$
Earnings per ADS
Basic	1.02	1.08	1.20	0.19
Diluted	1.02	1.08	1.20	0.19

Weighted average ordinary shares outstanding
Basic	569,777,492	569,321,376	569,927,358	569,927,358
Diluted	569,777,492	569,323,614	570,040,780	570,040,780

Weighted average ADS outstanding
Basic	284,888,746	284,660,688	284,963,679	284,963,679
Diluted	284,888,746	284,661,807	285,020,390	285,020,390

Reconciliation from Non-GAAP measures to GAAP measures
Non-GAAP Gross profit	668.6	830.2	859.3	135.2
Intangible assets amortization arising from acquisition	(21.6)	(29.3)	(29.3)	(4.6)
Share-based compensation cost	(0.1)	(0.2)	(0.2)	—
GAAP Gross profit	646.9	800.7	829.8	130.6

Non-GAAP Operating income	358.1	437.2	433.1	68.2
Intangible assets amortization arising from acquisition	(28.7)	(41.7)	(41.3)	(6.5)
Share-based compensation cost	(23.2)	(34.0)	(30.4)	(4.8)
GAAP Operating income	306.2	361.5	361.4	56.9

Non-GAAP net income attributable to ordinary shareholders	333.8	370.3	403.5	63.5
Intangible assets amortization arising from acquisition	(28.7)	(41.7)	(41.3)	(6.5)
Share-based compensation cost	(23.2)	(34.0)	(30.4)	(4.8)
Income tax effect	7.1	10.0	10.1	1.6
Intangible assets amortization of non-controlling interests	—	0.6	0.7	0.1
GAAP net income attribute to ordinary shareholders	289.0	305.2	342.6	53.9

Non-GAAP diluted earnings per share	0.59	0.65	0.71	0.11
Non-GAAP expense per share	(0.08)	(0.11)	(0.11)	(0.02)

GAAP diluted earnings per share	0.51	0.54	0.60	0.09

Non-GAAP diluted earnings per ADS	1.18	1.30	1.42	0.22
Non-GAAP expense per ADS	(0.16)	(0.22)	(0.22)	(0.03)

GAAP diluted earnings per ADS	1.02	1.08	1.20	0.19

	For the three months period ended,
	September 30,	June 30,
	2010	2011	September 30, 2011
	RMB	RMB	RMB	US$
Supplemental disclosure of intangible assets amortization arising from acquisition included in:

Cost of revenues	(21.6)	(29.3)	(29.3)	(4.6)
Product development	(1.7)	(3.2)	(3.2)	(0.5)

Sales and marketing	(2.1)	(3.6)	(3.8)	(0.6)
General and administrative	(3.3)	(5.6)	(5.0)	(0.8)

Total	(28.7)	(41.7)	(41.3)	(6.5)

Supplemental disclosure of Share-based compensation cost included in:

Cost of revenues	(0.1)	(0.2)	(0.2)	—
Product development	(6.7)	(5.7)	(6.1)	(1.0)
Sales and marketing	—	(0.1)	(0.1)	—
General and administrative	(16.4)	(28.0)	(24.0)	(3.8)

Total	(23.2)	(34.0)	(30.4)	(4.8)

SHANDA GAMES LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except for share and per share data)

	For the nine months period ended,
	September 30,
	2010	September 30, 2011
	RMB	RMB	US$
Net revenues:
Online game revenues generated in China	3,216.2	3,713.4	584.3
Other revenues	136.0	212.5	33.5

Total net revenues	3,352.2	3,925.9	617.8

Cost of revenues	(1,385.7)	(1,534.2)	(241.4)

Gross profit	1,966.5	2,391.7	376.4

Operating expenses:
Product development	(328.6)	(504.1)	(79.3)
Sales and marketing	(363.3)	(467.8)	(73.6)
General and administrative	(266.7)	(346.7)	(54.6)

Total operating expenses	(958.6)	(1,318.6)	(207.5)

Income from operations	1,007.9	1,073.1	168.9
Interest income	44.3	95.0	14.9
Government financial incentives	107.5	87.3	13.7
Other expense, net	(9.9)	(21.0)	(3.3)

Income before income tax expenses, equity in affiliated companies, and minority interests	1,149.8	1,234.4	194.2

Income tax expenses	(213.1)	(258.9)	(40.7)
Equity in loss of affiliated companies	(1.9)	(4.5)	(0.7)

Net income	934.8	971.0	152.8
Less: Net income attributable to non-controlling interests	(12.6)	(10.4)	(1.6)

Net income attributable to ordinary shareholders	922.2	960.6	151.2

Earnings per ordinary share
Basic	1.61	1.69	0.27
Diluted	1.61	1.69	0.27

	For the nine months period ended,
	September 30,
	2010	September 30, 2011
	RMB	RMB	US$
Earnings per ADS
Basic	3.22	3.38	0.54
Diluted	3.22	3.38	0.54

Weighted average ordinary shares outstanding
Basic	571,938,032	569,236,463	569,236,463
Diluted	572,137,315	569,275,017	569,275,017

Weighted average ADS outstanding
Basic	285,969,016	284,618,232	284,618,232
Diluted	286,068,658	284,637,509	284,637,509
Reconciliation from Non-GAAP measures to GAAP measures
Non-GAAP Gross profit	2,022.4	2,480.1	390.3
Intangible assets amortization arising from acquisition	(55.4)	(87.7)	(13.8)
Share-based compensation cost	(0.5)	(0.7)	(0.1)
GAAP Gross profit	1,966.5	2,391.7	376.4

Non-GAAP Operating income	1,161.8	1,285.8	202.3
Intangible assets amortization arising from acquisition	(73.7)	(122.6)	(19.2)
Share-based compensation cost	(80.2)	(90.1)	(14.2)
GAAP Operating income	1,007.9	1,073.1	168.9

Non-GAAP net income attributable to ordinary shareholders	1,057.6	1,142.0	179.7
Intangible assets amortization arising from acquisition	(73.7)	(122.6)	(19.2)
Share-based compensation cost	(80.3)	(90.1)	(14.2)
Income tax effect	18.6	29.8	4.7
Intangible assets amortization of non-controlling interests	—	1.5	0.2
GAAP net income attribute to ordinary shareholders	922.2	960.6	151.2

Non-GAAP diluted earnings per share	1.85	2.01	0.32
Non-GAAP expense per share	(0.24)	(0.32)	(0.05)

GAAP diluted earnings per share	1.61	1.69	0.27

Non-GAAP diluted earnings per ADS	3.70	4.02	0.64
Non-GAAP expense per ADS	(0.48)	(0.64)	(0.10)

GAAP diluted earnings per ADS	3.22	3.38	0.54

	For the nine months period ended,
	September 30,
	2010	September 30, 2011
	RMB	RMB	US$
Supplemental disclosure of intangible assets amortization arising from acquisition included in:
Cost of revenues	(55.4)	(87.7)	(13.8)
Product development	(3.8)	(9.5)	(1.5)
Sales and marketing	(5.5)	(10.5)	(1.7)
General and administrative	(9.0)	(14.9)	(2.2)

Total	(73.7)	(122.6)	(19.2)

Supplemental disclosure of Share-based compensation cost included in:
Cost of revenues	(0.5)	(0.7)	(0.1)
Product development	(24.6)	(18.4)	(2.9)
Sales and marketing	(0.1)	(0.1)	—
General and administrative	(55.0)	(70.9)	(11.2)

Total	(80.2)	(90.1)	(14.2)

SHANDA GAMES LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions, except for share and per share data)

	For the nine months period ended,
	September 30, 2011
	RMB	US$
Cash flows from operating activities:
Net income	971.0	152.8
Adjustments for:
Share-based compensation expenses	90.1	14.2
Depreciation and amortization	261.3	41.1
Others	(28.0)	(4.4)
Changes in assets and liabilities, net of acquisitions:
Prepayments and licensing fee and royalty	(315.1)	(49.6)
Others	4.7	0.7

Net cash provided by operating activities	984.0	154.8

Cash flows from investing activities:
Purchase of property, equipment and intangible assets	(100.5)	(15.8)
Acquisition (net of cash acquired) and equity investment	(9.9)	(1.6)
Others	(671.6)	(105.7)

Net cash used in investing activities	(782.0)	(123.1)

Cash flows from financing activities:	(367.1)	(57.8)

Net cash provided by financing activities	(367.1)	(57.8)

Effect of exchange rate changes on cash	(18.6)	(2.8)

Net increase in cash and cash equivalents	(183.7)	(28.9)
Cash and cash equivalents, beginning of period	1,571.8	247.3

Cash and cash equivalents, end of period	1,388.1	218.4